Columbia Seligman Premium Technology Growth Fund, Inc.

Tri-Continental Corporation

50606 Ameriprise Financial Center

Minneapolis, MN 55474

August 2, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Columbia Seligman Premium Technology Growth Fund, Inc. (File No. 811-22328)

Tri-Continental Corporation (File No. 811-00266)

(the “Registrants”)

Ladies and Gentlemen:

On behalf of the Registrants, enclosed for filing, pursuant to Rule 17g-1 (the “Rule”) under the Investment Company Act of 1940, as amended (the “1940 Act”), are the following documents:

1)	A copy of the Registrants’ joint bond for the period June 30, 2016 through June 30, 2017, attached as Exhibit 1;

2)	A copy of the resolutions of a majority of each Registrant’s Board of Trustees/Directors who are not “interested persons” of such Registrant approving the amount, type, form and coverage of the joint bond and the portion of the premium paid by each of the Registrants, attached as Exhibit 2;

3)	A statement showing the amount of the single insured bond that each Registrant would have provided and maintained had it not been named as an insured under a joint insured bond, attached as Exhibit 3; and

4)	A copy of the agreement dated as of June 30, 2016 entered into pursuant Rule 17g-1(f) attached as Exhibit 4.

Premiums have been paid for the period June 30, 2016 to June 30, 2017. Please contact me at (617) 385-9536 if you have any questions.

Sincerely,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Secretary